UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  001-35572
CUSIP Number:  20585P
NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  January 31, 2013

|_|           Transition Report on Form 10-K
|_|           Transition Report on Form 20-F
|_|           Transition Report on Form 11-K
|_|           Transition Report on Form 10-Q
|_|           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

Comverse, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

200 Quannapowitt Parkway
Address of Principal Executive Office (Street and Number)

Wakefield, MA 01880
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

As previously disclosed, Comverse, Inc. (the “Company”; “we” or “our”) had a material weakness in internal control over financial reporting as a result of not having adequate personnel with sufficient technical expertise to properly account for and disclose income taxes in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and ineffective policies and procedures for our income tax provision.  As part of the ongoing remediation processes, significant improvements have been achieved through simplification, personnel changes and skill enhancements.  However, the process of improvement and remediation has not been completed, and the Company has not completed its tax provision for its fiscal year ended January 31, 2013.  Accordingly, the Company will be unable to file its Form 10-K for the fiscal year ended January 31, 2013 by May 1, 2013, without unreasonable effort or expense.   The Company continues its efforts to complete the income tax provision and related disclosures, and expects to file the Form 10-K on or before May 16, 2013, which is in the applicable grace period.

PART IV
OTHER INFORMATION

Thomas B. Sabol	(781) 213-2028
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes* |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*
We expect that our preliminary consolidated revenue for the fiscal year ended January 31, 2013 will be approximately $677.8 million compared to $771.2 million for the fiscal year ended January 31, 2012, respectively.  For the fiscal year ended January 31, 2013, we expect a loss from operations of approximately $2.2 million compared to income from operations of $11.4 million for the fiscal year ended January 31, 2012.

We had cash, cash equivalents, bank time deposits and restricted cash (including long-term restricted cash) of approximately $305.4 million as of January 31, 2013, compared to approximately $199.4 million as of January 31, 2012. In connection with the completion of the Share Distribution, we received from Comverse Technology, Inc. (“CTI”), our parent prior to the share distribution, a cash capital contribution of $38.5 million and all indebtedness payable by us to CTI was settled through a capital contribution to our equity by CTI. In addition, we received $37.2 million of cash consideration from the sale of Starhome B.V. (“Starhome”), including $4.9 million held in escrow pursuant to the terms of the Starhome Share Purchase Agreement to cover potential post-closing indemnification claims. Any cash balance remaining following the escrow period will be released to us. Furthermore, during the fourth quarter we received a foreign tax refund of approximately $24.8 million.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements.” Forward-looking statements may include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “potential,” “projects,” “forecasts,” “intends,” or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by the forward-looking statements in this Form 12b-25. Such risks or uncertainties may give rise to future claims and increase exposure to contingent liabilities. These risks and uncertainties arise from (among other factors) the timing of the filing of the Form 10-K and the contents thereof, including the results of operations for the period ended January 31, 2013, the results of the preparation of tax provisions, and the status of our efforts to remediate the material weakness related to income taxes.  We undertake no commitment to update or revise any forward-looking statements except as required by law.

Comverse, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 1, 2013
COMVERSE, INC.

By:	/s/ Thomas B. Sabol
	Name:	Thomas B. Sabol
	Title:	Senior Vice President and Chief Financial Officer

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